CFT Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 316,438
Deposit held at clearing broker	250,000
Receivables from clearing organizations	472,426
Prepaid expenses	40,461
Security deposit	14,505
Property and equipment, at cost $ 158,604 net of accumulated depreciation of $ 147,394	11,210
Total assets	$ 1,105,040

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 424,261
Member's equity	680,779
Total liabilities and member's equity	$ 1,105,040

The Notes to Financial Statements are an integral part of this statement.